UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2015

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on May 29, 2015, by Panasonic Corporation (the registrant), announcing senior management changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: June 1, 2015

May 29, 2015

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)	Yukie Takakuwa (Japan)
Public Relations Department	Disclosure & Investor Relations Office
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	(Tel: +1-201-348-7000)

Jim Reilly (U.S.)	Hiroko Carvell (Europe)
(Tel: +1-201-392-6067)	(Tel: +44-774-702-1329)

Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces Senior Management Changes

Osaka, Japan, May 29, 2015 - Panasonic Corporation ([TSE:6752] “Panasonic”), today announced senior management changes. For further details, please see attached press release.

There will be no assignment or resignation of representative directors*.

*	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

<Reference> “Panasonic Announces Proposed Senior Management Changes”

May 29, 2015

Panasonic Announces Proposed Senior Management Changes

Osaka, Japan, May 29, 2015 - Panasonic Corporation ([TSE:6752] “Panasonic”), today announced the following proposed changes of the members of the Board of Directors effective June 25, 2015. These proposed changes will be submitted for and subject to approval at the Company’s ordinary general meeting of shareholders and at the Board of Directors’ Meeting to be held on June 25, 2015.

1.	Resignation of Director, Member of the Board (Effective June 25)

Director: Ikuo Uno (Executive Advisor to the Board, Nippon Life Insurance Company)

2.	Assignment of Director, Member of the Board (Effective June 25)

Director: Yoshinobu Tsutsui (President, Nippon Life Insurance Company)

# # #